SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

The ODP Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

88337F 105

(CUSIP Number of Class of Securities)

Sarah Hlavinka

Executive Vice President, Chief Legal Officer and Corporate Secretary

6600 North Military Trail

Boca Raton, FL 33496

(561) 438-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Lillian Tsu

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

Marisa D. Stavenas

John G. O’Connell

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 18, 2022, as amended and supplemented on July 22, 2022 (as amended, the “Schedule TO”), relating to an offer by The ODP Corporation, a Delaware corporation (the “Company”), to purchase for cash shares of its common stock, par value $0.01 per share (the “Shares”), for an aggregate purchase price of no more than $300,000,000, at a purchase price not less than $31.50 nor greater than $36.00 per Share, less any applicable withholding taxes and without interest. That offer is being made on the terms and subject to the conditions described in the Offer to Purchase, dated July 18, 2022 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO, as they may be amended or supplemented from time to time. This Amendment No. 2 is being filed in accordance with Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Except as otherwise set forth below, the information included in the Schedule TO remains unchanged and is incorporated by reference herein to the items in the Amendment No. 2. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On August 3, 2022, the Company filed its Quarterly Report on Form 10-Q for the quarter ended June 25, 2022, which is hereby incorporated by reference into the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(K)	Quarterly Report on Form 10-Q for the quarter ended June 25, 2022 filed with the SEC on August 3, 2022 (Incorporated by reference to such filing).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

THE ODP CORPORATION

Date: August 3, 2022	/s/ Sarah E. Hlavinka
	Name:	Sarah E. Hlavinka
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated July 18, 2022.

(a)(1)(B)*	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, published July 18, 2022.

(a)(1)(G)*	Letter to Employees.

(a)(5)(A)	Press Release issued by the Company on July 18, 2022 (incorporated by reference from Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2022).

(a)(5)(B)	Press Release issued by the Company on July 18, 2022 (incorporated by reference from Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2022).

(a)(5)(C)	Annual Report on Form 10-K for the fiscal year ended December 25, 2021 filed with the SEC on February 23, 2022 (Incorporated by reference to such filing).

(a)(5)(D)	Quarterly Report on Form 10-Q for the quarter ended March 26, 2022 filed with the SEC on May 4, 2022 (Incorporated by reference to such filing).

(a)(5)(E)	Current Report on Form 8-K filed with the SEC on January 3, 2022 (Incorporated by reference to such filing).

(a)(5)(F)	Current Report on Form 8-K filed with the SEC on January 3, 2022 (Incorporated by reference to such filing).

(a)(5)(G)	Current Report on Form 8-K filed with the SEC on January 14, 2022 (Incorporated by reference to such filing).

(a)(5)(H)	Current Report on Form 8-K filed with the SEC on March 28, 2022 (Incorporated by reference to such filing).

(a)(5)(I)	Current Report on Form 8-K filed with the SEC on April 28, 2022 (Incorporated by reference to such filing).

(a)(5)(J)	Current Report on Form 8-K filed with the SEC on June 6, 2022 (Incorporated by reference to such filing).

(a)(5)(K)	Quarterly Report on Form 10-Q for the quarter ended June 25, 2022 filed with the SEC on August 3, 2022 (Incorporated by reference to such filing).

(b)	Not applicable.

(d)(1)	Office Depot, Inc. 2021 Long-Term Incentive Plan (Incorporated by reference from Annex A to the Proxy Statement for Office Depot, Inc.’s 2021 Annual Meeting of Shareholders, filed with the SEC on March 12, 2021).**

(d)(2)	Form of Third Amended and Restated Credit Agreement, dated as of April 17, 2020, among Office Depot, Inc., Grand & Toy Limited/Grand & Toy Limiteé, CompuCom Canada Co., as Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other lenders referred to therein (Incorporated by reference from Exhibit 10.1 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on April 20, 2020).

(d)(3)	Form of Restricted Stock Unit Agreement (Executives) (Incorporated by reference from Exhibit 99.4 of Office Depot, Inc.’s Registration Statement on Form S-8, filed with the SEC on July 20, 2017).**

(d)(4)	Form of AOI Performance Share Award Agreement (Executives) (Incorporated by reference from Exhibit 99.5 of Office Depot, Inc.’s Registration Statement on Form S-8, filed with the SEC on July 20, 2017).**

(d)(5)	Form of TSR Performance Share Award Agreement (Executives) (Incorporated by reference from Exhibit 99.6 of Office Depot, Inc.’s Registration Statement on Form S-8, filed with the SEC on July 20, 2017).**

(d)(6)	Employment Agreement between Office Depot, Inc. and Gerry P. Smith (Incorporated by reference from Exhibit 10.1 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on January 30, 2017).**

(d)(7)	2017 Non-Qualified Stock Option Award Agreement between Office Depot, Inc. and Gerry P. Smith (Incorporated by reference from Exhibit 10.2 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on January 30, 2017).**

(d)(8)	2017 Restricted Stock Unit Award Agreement between Office Depot, Inc. and Gerry P. Smith (Incorporated by reference from Exhibit 10.3 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on January 30, 2017).**

(d)(9)	Form of Restricted Stock Unit Award Agreement (Incorporated by reference from Exhibit 99.3 of Office Depot, Inc.’s Registration Statement on Form S-8, filed with the SEC on June 19, 2015).**

(d)(10)	The Office Depot, Inc. Executive Change in Control Severance Plan effective August 1, 2014 (Incorporated by reference from Exhibit 10.1 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on August 7, 2014).**

(d)(11)	Amendment to Office Depot, Inc. Executive Change in Control Severance Plan effective as of August 10, 2020.**

(d)(12)	Form of Office Depot, Inc. Indemnification Agreement (Incorporated by reference from Exhibit 10.63 of Office Depot, Inc.’s Annual Report on Form 10-K, filed with the SEC on February 28, 2018).**

(d)(13)	Form of Restricted Stock Unit Agreement (Executives) (Incorporated by reference from Exhibit 10.4 of Office Depot, Inc.’s Quarterly Report on Form 8-K, filed with the SEC on May 8, 2019).**

(d)(14)	Form of FCF Performance Share Award Agreement (Executives) (Incorporated by reference from Exhibit 10.5 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on May 8, 2019).**

(d)(15)	Form of TSR Performance Share Award Agreement (Executives) (Incorporated by reference from Exhibit 10.6 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on May 8, 2019).**

(d)(16)	Letter Agreement between Office Depot, Inc. and Mick Slattery (Incorporated by reference from Exhibit 10.1 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on June 25, 2019).**

(d)(17)	Letter Agreement, dated May 14, 2020, between Office Depot, Inc. and D. Anthony Scaglione (Incorporated by reference from Exhibit 10.1 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on June 18, 2020).**

(d)(18)	Amendment to Employment Agreement, dated July 1, 2020, by and between The ODP Corporation, Office Depot, LLC and Gerry P. Smith (Incorporated by reference from Exhibit 10.2 of The ODP Corporation’s Quarterly Report on Form 10-Q, filed with the SEC on November 5, 2020).**

(d)(19)	Assignment and Assumption Agreement, as of June 30, 2020, by and between The ODP Corporation and Office Depot, LLC (Incorporated by reference from Exhibit 10.1 of The ODP Corporation’s Form 8-K12B, filed with the SEC on July 1, 2020).

(d)(20)	Cooperation Agreement, by and among HG Vora Capital Management, LLC and The ODP Corporation, dated January 25, 2021 (Incorporated by reference from Exhibit 10.1 of The ODP Corporation’s Form 8-K, filed with the SEC on January 26, 2021).

(d)(21)	First Amendment to the Cooperation Agreement, by and among HG Vora Capital Management, LLC and The ODP Corporation, dated December 30, 2021 (Incorporated by reference from Exhibit 10.1 of The ODP Corporation’s Form 8-K, filed with the SEC on January 3, 2022).

(d)(22)	The ODP Corporation 2021 Long-Term Incentive Plan (Incorporated by reference from Annex 1 of The ODP Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 12, 2021).**

(d)(23)	Form of 2021 Restricted Stock Unit Award Agreement (Incorporated by reference from Exhibit 10.2 of The ODP Corporation’s Form 8-K, filed with the SEC on April 21, 2021).**

(d)(24)	Form of 2021 Lump Sum Restricted Stock Unit Award Agreement (Non-Employee Directors) (Incorporated by reference from Exhibit 10.3 of The ODP Corporation’s Form 8-K, filed with the SEC on April 21, 2021).**

(d)(25)	Form of 2021 Installment Payment Restricted Stock Unit Award Agreement (Non-Employee Directors) (Incorporated by reference from Exhibit 10.4 of The ODP Corporation’s Form 8-K, filed with the SEC on April 21, 2021).**

(d)(26)	Form of 2021 FCF Performance Share Award Agreement (Incorporated by reference from Exhibit 10.5 of The ODP Corporation’s Form 8-K, filed with the SEC on April 21, 2021).**

(d)(27)	Form of 2021 TSR Performance Share Award Agreement (Incorporated by reference from Exhibit 10.6 of The ODP Corporation’s Form 8-K, filed with the SEC on April 21, 2021).**

(d)(28)	Executive Transition Agreement, dated as of September 28, 2021, by and between The ODP Corporation and N. David Bleisch (Incorporated by reference from Exhibit 10.1 of The ODP Corporation’s Quarterly Report on Form 10-Q, filed with the SEC on November 3, 2021).**

(g)	Not applicable.

(h)	Not applicable.

107*	Calculation of Filing Fee Table.

*	Filed previously
**	Management contract or compensatory plan or arrangement